Exhibit 6.6

Foundation for

The State University of New York

Exclusive License Agreement Between

The Research Foundation for the State University of New York, The Penn State Research Foundation, and Quadrant Biosciences Inc.

(Parkinson's Disease)

1.	DEFINITIONS	3

2.	GRANT OF RIGHTS AND RETAINED RIGHTS	10

3.	CONSIDERATION AND PAYMENT TERMS	11

4.	DUE DILIGENCE AND COMMERCIALIZATION ACTIVITIES	18

5.	SUBLICENSING	21

6.	PATENT PROSECUTION AND PATENT COSTS	23

7.	BOOKS, RECORDS, AND REPORTS	25

8.	ENFORCEMENT OF PATENT RIGHTS	27

9.	INDEMNIFICATION AND INSURANCE	30

10.	TERM AND TERMINATION	32

11.	WARRANTY AND LIABILITY	34

12.	ASSIGNMENT	35

13.	OBLIGATIONS TO FEDERAL GOVERNMENT AND OTHER SPONSORS	35

14.	NON-USE OF NAMES	36

15.	FOREIGN LAWS	36

16.	COMPLIANCE WITH LAWS	36

17.	CONFIDENTIALITY	37

18.	MISCELLANEOUS	38

This Exclusive License Agreement (hereinafter, "Agreement") is made and is effective as of the date of the last signature below (hereinafter, "Effective Date") by and between The Research Foundation for The State University of New York ("SUNY"), on behalf of Upstate Medical University ("Upstate"), a non-profit educational corporation, organized and existing under the laws of the State of New York, having offices at 750 East Adams St., WH 1109C ,Syracuse, NY 13210 (hereinafter, "Foundation"), The Penn State Research Foundation having a principal place of business at Office of Technology Management, 113 Technology Center, University Park, PA 16802 (hereinafter referred to as "PSRF") (individually "Licensor", collectively "Licensors"), and Quadrant Biosciences Inc., a Delaware corporation, having a primary address at 505 Irving Ave., Suite 3100AB, Syracuse, NY 13210 (hereinafter, "Licensee", and together with Foundation and PSRF, the "Parties", and each individually a "Party").

RECITALS

WHEREAS, certain intellectual property rights in and to the Technology (as defined below) as defined in this Agreement, are owned either solely by Foundation, jointly by Licensors or jointly by Licensee and Licensors; and

WHEREAS, Licensors have executed an inter-institutional agreement (the "IIA") under which they agree to cooperate in managing and licensing the Technology, and further agree that Foundation will be primarily responsible for managing Licensed Patents (as defined below) and for receiving and distributing, as specified in the IIA, Payments Due (as defined below) under this Agreement; and

WHEREAS, Licensors desire to have the Technology developed and used to the fullest extent in the Field (as defined below) for the benefit of the public; and

WHEREAS, Licensee desires to obtain certain exclusive and nonexclusive rights to Technology for the purpose of developing and commercializing Licensed Products (as defined below) in the Field; and

WHEREAS, Licensee and Licensors intend to execute a separate collaboration and joint ownership agreement under which they intend to cooperate in managing their collaborative research projects and any intellectual property jointly owned by Quadrant and at least one of the Licensors arising therefrom (the "Collaboration Agreement"); and

NOW, THEREFORE, subject to the terms and conditions contained herein, and in consideration of the premises and other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, accepted and agreed to, the Parties hereby agree as follows:

1.	DEFINITIONS

All capitalized terms used in this Agreement will have the meanings stated below or defined elsewhere in the Agreement, whether in singular or plural form (provided that the parties acknowledge and agree that, as a matter of construction of this contract, the singular shall include the plural and the plural shall include the singular, as the context so requires).

1.1.	"Affiliate" means any corporation or other business entity that controls, is controlled by, or is under common control with another corporation or entity. A corporation or other entity will be regarded as in control of another corporation or entity if it owns or directly or indirectly controls more than fifty percent (50%) of the outstanding shares or other voting rights of the other corporation or entity having the right to elect directors or such lesser percentage that is the maximum permitted to be owned by a foreign entity in those jurisdictions where majority ownership by foreign entities is prohibited, or (i) in the absence of the ownership of more than fifty percent (50%) of the outstanding shares or other voting rights of a corporation, or (ii) in the case of a non-corporate business entity, if it possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the corporation or non-corporate business entity, as applicable, whether through the ownership or control of voting securities, by contract or otherwise. (For clarity, as used in this Agreement, the phrases "their Affiliates" and "Affiliates of any of the foregoing" at the end of a list of parties means the Affiliates of all the preceding parties, whether or not an Oxford comma is used before the conjunction 'and', 'or' or 'and/or' that precedes the phrase - for example, both "their Affiliates" as used in the list "Licensee, Sublicensees, Designees and their Affiliates" and "Affiliates of any of the foregoing" as used in the list "Licensee, Sublicensees, Designees, and/or Affiliates of any of the foregoing" encompass within their meaning Affiliates of Licensee, Affiliates of Sublicensees, and Affiliates of Designees.)

1.2.	"Average Per Unit Price" has the meaning assigned and ascribed in Section 3.3(d)(ii).

1.3.	"Base Royalty Rate" means the Royalty Rate specified for Net Sales of Patented Product under Section 3.3(a)(i).

1.4.	"Business Development Program" means an implemented and sufficiently resourced program of Licensee, a Sublicensee or a Designee, or of Affiliates of any of the foregoing, for, consistent with Commercially Reasonable Efforts: (i) developing Licensed Product, (ii) obtaining all regulatory approvals necessary for the sale of such Licensed Product in a given market (geographic and/or application- specific); and (iii) fulfilling demand for such Licensed Product in such market, once approvals in such market are received.

1.5.	"Challenge" has the meaning assigned and ascribed in Section 3.6(a).

1.6.	"CLIA" means the Clinical Laboratory Improvement Amendments program. CLIA regulates laboratories that perform testing on patient specimens in order to ensure accurate and reliable test results, and requires clinical laboratories to be certificated by their state as well as the CMS before they can accept human samples for diagnostic testing. When a laboratory develops a test system, such as an LDT, in- house without receiving FDA clearance or approval, CLIA prohibits the release of any test results prior to the laboratory establishing certain performance characteristics relating to analytical validity for the use of that test system in the laboratory's own environment - see 42 CFR 493.1253(b)(2) (establishment of performance specifications).

1.7.	"CMS" means Centers for Medicare and Medicaid Services. CMS regulates all laboratory testing (except research) performed on humans in the U.S. through CLIA.

1.8.	"Collaboration Agreement" has the meaning assigned and ascribed in Recitals.

1.9.	"Commercially Reasonable Efforts" has the meaning assigned and ascribed in Section 4.1.

1.10.	"Confidential Information" has the meaning assigned and ascribed in Section 17.1.

1.11.	"Cover" or "Covered By" means (i) infringes, in the case of a claim in an issued patent, or (ii) would infringe the claim if it existed in an issued patent, in the case of a claim in a pending application.

1.12.	"Designee" shall mean a corporation or other entity that is employed by, under contract to, or in partnership with (i) Licensee, (ii) a Sublicensee, (iii) an Affiliate of Licensee or (iv) an Affiliate of a Sublicensee, wherein such corporation or other entity is granted the right to make, use, sell, promote, distribute, market, import, or export Licensed Products.

1.13.	"Diagnostic Kit" means an In Vitro Diagnostic Product for which pre-market regulatory clearance is required by the FDA in the United States, or the equivalent agency responsible for regulating such products in another market. Review of analytical and clinical validity of a Diagnostic Kit is done prior to the marketing of the test system, and therefore, prior to the use of the test system on patient specimens in the clinical diagnosis/treatment context (clinical validity refers to the accuracy with which the Diagnostic Kit identifies, measures, or predicts the presence or absence of a clinical condition or predisposition in a patient). In the United States, pre-market regulatory clearance is obtained via one of three paths:

(a)  Sl0(k) (the new test can be shown to be substantially equivalent to an existing predicate test on the market), (b) premarket approval (PMA) (the new diagnostic technology cannot be considered substantially equivalent to an existing technology), or (c) de novo reclassification (no predicate device exists and the test is oflow or moderate risk).

1.14.	"EMA" means European Medicines Agency.

1.15.	"FD&C Act" means the Federal Food Drug & Cosmetics Act (Title 21, Code of the United States Code of Federal Regulations (CFR) [21 U.S.C.]).

1.16.	"FDA" means the Food and Drug Administration.

1.17.	"Field" means diagnostic methods, services and devices for Parkinson's Disease.

1.18.	"Humanitarian Organization" shall mean any governmental agency, non- governmental agency or other not-for-profit organization that has as one of its bona fide missions to address the public health needs of underserved populations on a not-for-profit basis. For clarity, Humanitarian Organizations do not include non-governmental agencies and not-for-profit organizations that are formed or established for the benefit of any for-profit entity.

1.19.	"Humanitarian Purposes" shall mean practice of Patent Rights in the prevention or treatment of disease in humans by or on behalf of any Humanitarian Organization (including, for clarity, practice of Patent Rights by contractors, manufactures or distributors acting for or on behalf of such Humanitarian Organizations on a fee-for-service, fee-for-product or charitable basis) to manufacture Patented Products anywhere in the world for the sole and express purposes of distribution or sale of such Patented Products to a distinct population, or the healthcare workers serving them, who have an urgent need for Patented Products but lack meaningful access to both Patented Products and any third-party product roughly equivalent thereto due to adverse local conditions, such as an armed conflict, political repression, physical isolation or extreme poverty, live at least partially under the care of a Humanitarian Organization, such as refuges in a United Nations refugee camp, or reside in a country on the United Nation's list of least developed countries; provided, however, that sales and distribution of Patented Products shall not be deemed made for Humanitarian Purposes unless such Patented Products are distributed at prices affordable to such distinct population, either directly to such distinct population or to the healthcare workers serving them. Whether a practice of Patent Rights proposed by a Humanitarian Organization (i.e., as contemplated under Section 4.6) should be considered a Humanitarian Purpose for the purposes of this Agreement shall be determined in good faith discussions between Foundation and Licensee.

1.20.	"Humanitarian Sublicense" shall mean a Sublicense to a Humanitarian Organization or to a Third Party acting for or on behalf of a Humanitarian Organization solely for Humanitarian Purposes.

1.21.	"IIA" has the meaning ascribed to it in the Recitals.

1.22.	"In Vitro Diagnostic Product" or "IVD" means a medical device as defined in section 210(h) of the FD&C Act, and may also be a biological product subject to section 351 of the Public Health Service Act. Like other medical devices, IVDs are subject to premarket clearance or approval by FDA as well as postmarket controls. Premarket clearance pursuant to the 510 (k) process applies to IVDs that are substantially equivalent to an existing predicate device and the premarket approval process applies to IVDs for which no predicate device exists. IVDs are also subject to the Clinical Laboratory Improvement Amendments of 1988. In vitro diagnostic products are those reagents, instruments, and systems intended for use in diagnosis of disease or other conditions, including a determination of the state of health, in order to cure, mitigate, treat, or prevent disease or its sequelae. Such products are intended for use in the collection, preparation, and examination of specimens taken from the human body. [21 CFR 809.3]

1.23.	"Indemnified Parties" has the meaning assigned and ascribed in Section 9.l(a).

1.24.	"Inventions" means any and all patentable inventions described in the provisional patent applications listed in Exhibit A or in the invention disclosures NTD 2031-110 and NTD 2037-110, whether such Inventions are owned by one or both Licensors, or such Inventions are owned jointly by Licensee and one or both Licensors.

1.25.	"Know-How" means all know-how, technical information and data developed by Foundation or PSRF under the direction of Dr. Frank Middleton and/or Dr. Steven Hicks related to Inventions or disclosed in NTD 2031-110 or NTD 2037-110 and provided to or received by Licensee from Foundation and/or PSRF before the Effective Date, whether or not confidential in nature, and which are necessary or useful to practice a Licensed Patent in the Field to develop and commercialize Licensed Products.

1.26.	"Laboratory Developed Test" or "LDT" means a laboratory developed test as defined by the FDA The FDA defines a laboratory developed test as an In Vitro Diagnostic Product that is manufactured by and used within a single laboratory (i.e. a laboratory with a single CLIA certificate). Laboratory Developed Tests are considered "devices," as defined by the FD&C Act, and are therefore subject to regulatory oversight by FDA, and are regulated by the CMC under CLIA. CLIA does not address the clinical validity of any LDT (clinical validity refers to the accuracy with which the LDT identifies, measures, or predicts the presence or absence of a clinical condition or predisposition in a patient).

1.27.	"Licensed Patents" means any patent application filed claiming Inventions, including the patent applications listed in Exhibit A, and continuing applications thereof including divisions, substitutions, and continuations-in-part (but only to extent a claim thereof is enabled by disclosure of the parent application), and any patents issuing on said applications including reissues, reexaminations and extensions, and any corresponding foreign applications and issued patents.

1.28.	"Licensed Products" means Patented Products and/or Other Products.

1.29.	"Licensed Service" means: (i) any method, process, procedure or service that, but for the license granted herein, would infringe Patent Rights or is otherwise Covered By a Valid Claim in Patent Rights or (ii) any method, process, procedure, or service that results in the manufacture of a Patented Product.

1.30.	"Licensed Subject Matter" means the Patent Rights and Know-How within the Field.

1.31.	"Major Markets" has the meaning assigned and ascribed in Section 4.2.

1.32.	"Material Obligations" has the meaning assigned and ascribed in Section 10.2(a).

1.33.	"Minimum Royalty" means the payment amount specified in the right-hand column of the table in Section 3.4 which is the minimum payment due to Foundation from the Licensee for the calendar year or set of calendar years specified in the left-hand column of the same row of such table.

1.34.	"Net Sales" means the gross revenues received by Licensee, Designees, Sublicensees, and Affiliates of any of the foregoing from Third Party customers for the manufacture, use, sale, lease, or other transfer of any Licensed Product including, without limitation, the provision of any Licensed Service, less (i) sales and/or use taxes and import or export duties directly linked to Licensed Products and actually paid, (ii) outbound and inbound transportation related to the delivery of Licensed Products and actually paid, and (iii) amounts allowed or credited, and actually refunded, due to returns (as reflected on the invoice, and not to exceed the original billing amount) in accordance with generally accepted accounting principles.

In this context, gross revenues will also include the fair market value of any non- cash consideration received from Third Party customers for the manufacture, use, sale, lease, or other transfer of Licensed Product and provision of any Licensed Service. The intent of this definition of Net Sales is to allow Foundation to derive a Royalty on the end sale of a Licensed Product (which includes the provision of any Licensed Service) to the first Third Party.

In the case of transfers of Licensed Product between any of Licensee, Sublicensees, Designees, and Affiliates of any of the foregoing, for subsequent sale, rental, lease or other transfer of such Licensed Product to Third Parties, Net Sales shall be the greater of (i) the actual amount charged for the transfer of the Licensed Product between any of Licensee, Sublicensees, Designees, and Affiliates of any of the foregoing and (ii) the gross invoice or contract price charged to a Third Party customer for that License Product in an arms-length transaction.

In the case of transfers of Licensed Product between any of Licensee, Sublicensees, Designees, and Affiliates of any of the foregoing, for use by Licensee, Sublicensees, Designees, and Affiliates of any of the foregoing such that the Licensed Product is consumed or used, and is not incorporated into a product or service subsequently sold to a Third Party customer, Net Sales shall mean the greater of: (1) the actual amount charged for the transfer of the Licensed Product between any of Licensee, Sublicensees, Designees, and Affiliates of any of the foregoing, and (2) what the fair market value of the Licensed Product would be in an arm's length transaction to a Third Party.

1.35.	"NTD 2031-110" means Foundation New Technology Disclosure 110-2031, entitled "Method of normalizing epigenetic sequencing data to account for temporal variations," and the counterpart disclosure to PSRF, Invention Disclosure 2017- 4601.

1.36.	"NTD 2037-110" means Foundation New Technology Disclosure 110-2038, entitled "Epigenetics Analysis of Parkinson's Disease."

1.37.	"Other Products" means any product or service (or component thereof), specifically excluding any product or service that is a Patented Product, the discovery, development, manufacture, use, sale, offering for sale, importation, exportation, distribution, rental or lease of which involves the use or incorporation, in whole or in part, of Know-How.

1.38.	"Patent Costs" means all out-of-pocket expenses incurred by Licensors in preparing, filing, prosecuting, and maintaining Licensed Patents, and all reasonable out-of-pocket expenses costs incurred in consequence of any re-examinations or reissue thereof, or incurred in consequence of any pre- or post-grant proceedings or oppositions or challenges related thereto, including but not limited to supplemental examination, inter partes review, ex partes reexamination and post- grant review, or incurred for patentability opinions and inventorship review and determination related to Licensed Patents.

1.39.	"Patent Rights" means Licensors' rights to any subject matter that is claimed in, could be claimed in, or is otherwise Covered By one or more Valid Claims in any Licensed Patent.

1.40.	"Patented Product" means any products or service (or component thereof) that: (i) if made, manufactured, used, offered for sale, sold, imported, leased or otherwise transferred within the Territory, but for the license granted herein, would infringe Patent Rights, or (ii) are made by using a Licensed Service, or (iii) when used, practice a Licensed Service. As used within this Agreement, the term "Patented Products" includes "Licensed Services".

1.41.	"Payments Due" means, individually or collectively, all Royalties, Minimum Royalties, Licensors' portion of Sublicensing Royalties and Sublicensing Fees, milestone payments, annual fees, late payment fees, Patent Cost reimbursements, and any other amounts due to Licensors under this Agreement or under a Sublicense.

1.42.	"Reporting Period" means a calendar quarter. The first calendar year is the year in which the Effective Date occurs.

1.43.	"Royalty'' means the share of all Net Sales of Licensee, Designees, Sublicensees and Affiliates of any of the foregoing that is due Foundation on all Net Sales pursuant to this Agreement (see Section 3.3 and Section 3.5), which is calculated by multiplying Net Sales by the Royalty Rate specified. For example, if Licensee sells $100 of Patented Product, the Royalty due to Foundation on such $100 of Net Sales of Patented Product is $4.00 (assuming the Royalty Rate on Net Sales of Patented Products is the Base Royalty Rate of 4%, the Royalty due Foundation is [Royalty Rate* Net Sales] or [4% * $100.00] or $4.00).

1.44.	"Royalty Rate" means any royalty rate specified under this Agreement for use in calculating Royalties due to Foundation on Net Sales.

1.45.	"Sublicense Agreement" (or "Sublicense") means an agreement between Licensee and a third party under which Licensee, pursuant to Section 5, grants to such third party a sublicense of any or all of the rights granted to Licensee under this Agreement.

1.46.	"Sublicensee" means any third party to whom Licensee has granted, in a Sublicense Agreement, a sublicense of any or all of the rights granted to Licensee under this Agreement. An Affiliate of Licensee exercising rights hereunder shall not be considered a Sublicensee.

1.47.	"Sublicensing Fees" means all payments other than Sublicensing Royalties that Licensee, its Designees or their Affiliates receive from or on behalf of a Sublicensee, its Designees, or their Affiliates in consideration of the rights granted in a Sublicense Agreement, including but not limited to, license fees, milestone payments, license maintenance fees, minimum royalties, and service fees.

1.48.	"Sublicensing Royalties" means all royalties that a Sublicensee is obligated to pay Licensee, its Designees or their Affiliates on any Net Sales of Sublicensee, its Designees or their Affiliates in consideration of the rights granted in a Sublicense Agreement.

1.49.	"Technology'' means Inventions and Know-How.

1.50.	"Term" has the meaning assigned and ascribed in Section 10.1.

1.51.	"Territory" means the world.

1.52.	"Third Party'' means any entity or person other than Licensee, Sublicensees, Designees or their Affiliates.

1.53.	"Valid Claim" means any unexpired claim in an issued unexpired patent, or any claim of a pending patent application or supplementary protection certificate that has not been revoked, abandoned, disclaimed or withdrawn, or held unenforceable, unpatentable, or invalid by a court of competent jurisdiction in a final judgment that has not been appealed within the time allowed by law or from which there is no further appeal.

2.	GRANT OF RIGHTS AND RETAINED RIGHTS

2.1.	Licenses. Subject to the terms of this Agreement, including without limitation the rights retained by Licensors under Section 2.2, and the timely payment of all Payments Due, Licensee shall, in the Field, in the Territory and during the Term, have:

(a)	an EXCLUSIVE license under Patent Rights; and

(b)	a NONEXCLUSIVE license to use Know-How;

to make, manufacture, use, sell, have sold, lease, have leased, and offer for sale Licensed Products, including the right to grant Sublicenses as set forth in Section 5. This license shall include the right to have Licensed Product made, manufactured or imported by Third Parties solely and exclusively for sale or use by Licensee, Sublicensees, Designees, and Affiliates of any of the foregoing. This license may be subject to the overriding obligations to the U.S. Government set forth in 35 U.S.C. §§ 200-212 and any future amendments thereto, and applicable governmental implementing regulations, including but not limited to those described in Section 12.2 herein.

2.2.	Retained Rights.

Licensors reserve the right to:

(a)	Use the Licensed Subject Matter for academic, educational, and research purposes, including, without limitation, sponsored research and collaborations;

(b)	Subject to the confidentiality terms of Section 17, publish or otherwise disseminate any information about the Licensed Subject Matter at any time; and

(c)	Allow, at Licensors' sole discretion, other educational and nonprofit institutions to use the Licensed Subject Matter for non-commercial academic, educational, and research purposes.

3.	CONSIDERATION AND PAYMENT TERMS

The Parties hereto understand that the fees and royalties payable by Licensee to Licensors under this Agreement are partial consideration for the license granted under this Agreement. Licensors acknowledge and agree that all payments to be made under or in connection with this Agreement shall be made to Foundation on behalf of Licensors, and Licensee does not have an obligation to make payments directly to PSRF unless specifically agreed to otherwise by all the Parties in writing. Any sharing of such payments between the Licensors that is required under the IIA shall be the sole responsibility of Foundation.

3.1.	Upfront fee. Within thirty (30) days of the Effective Date, Licensee will pay to Foundation an upfront, nonrefundable, noncreditable payment of Five Hundred U.S. Dollars (US$ 500.00)

3.2.	Importance of Know-How. Licensee has requested, and Licensors have agreed, to grant certain rights to Know-How. Licensee requires these rights in order to develop and commercialize the technology licensed hereunder. Because of the importance of Know-How, Licensee has agreed to pay certain royalties to Foundation on Other Products, as specified below, even if such Other Products are not Covered By Patent Rights, in order to obtain rights to Know-How. Licensee has agreed to these payments because of the potential commercial value of Know-How, separate and distinct from the commercial value of the Patent Rights. Licensee acknowledges that it would not have entered into this Agreement without receiving the rights to the Know-How specified in this Section 3.2. Licensee further acknowledges that licenses to Know-How and each patent and application within the definition of Patent Rights were separately available from a license to the Patent Rights, and that for convenience and because of the preference of Licensee, the parties executed a combined license to the Patents Rights and Know-How.

3.3.	Royalties on Net Sales.

(a)	Royalties on Patented and Other Products. Notwithstanding anything to the contrary in this Agreement, Licensee shall pay to Foundation a Royalty on all Net Sales of Licensee, Designees, Sublicensees or their Affiliates. Licensee shall pay to Foundation a nonrefundable and non-recoverable Royalty:

(i)	at a Royalty Rate of four percent (4%) on Net Sales of Patented Product of Licensee, its Designees and their Affiliates; and

(ii)	at a Royalty Rate equal to one-half the Base Royalty Rate on Net Sales of Other Product of Licensee, Designees and their Affiliates.

(b)	Duration of Royalty on Other Product. Royalties on Other Products will be payable on a country-by-country and product-by-product basis for the longer often (10) years after the first bona fide commercial sale of an Other Product in a country or expiration of any market exclusivity period granted by a regulatory agency.

(c)	Only One Royalty Paid Per Product. For the removal of all doubt, if a Licensed Product is both a Patented Product and an Other Product, Foundation shall be entitled to receive only the higher Royalty for Patented Product. To the extent such Licensed Product ceases being Patented Product, but is still Other Product, Foundation shall be entitled to receive a Royalty on Net Sales of such Licensed Product paid at the Royalty Rate for Other Product, but only for such time as specified above.

(d)	Adjustments to Base Royalty Rate.

(i) Royalty Stacking. To the extent that Licensee obtains a license from one or more Third Parties (each a "Third Party License") under patents that, but for such license, would be infringed by a Licensed Product or its manufacture, use or sale, then, up to fifty percent (50%) of the amount of any such Third Party License royalty payments may be deducted against Royalties payable to Foundation. However, in no event shall any deduction or adjustment provided by the prior sentence be applied to reduce the Royalties payable to Foundation to less than fifty percent (50%) of that amount which would otherwise have been paid or payable to Foundation prior to any deduction.

(ii) Promoting Availability in the Developing World. If Licensed Product is made available by Licensee, a Designee, a Sublicensee or an Affiliate of any of the foregoing to a Humanitarian Organization, or to a Third Party acting for or on behalf of a Humanitarian Organization, under a Humanitarian Sublicense at a per unit price that is: (a) between two- thirds (2/3) and one-half (1/2) of the average per unit price at which such Licensed Product is made available, in an arm's length sale, to Third Parties not receiving such Licensed Product under a Humanitarian Sublicense ("Average Per Unit Price"), the Royalties due to Foundation on Net Sales of such Licensed Product under such Humanitarian Sublicense shall be reduced by one-quarter (1/4); (b) less than one-half (1/2) and greater than or equal to one-quarter (1/4) of such Average Per Unit Price, the Royalties due to Foundation on such Net Sales shall be reduced by one-half (1/2); (c) less than one-quarter (1/4) and greater than one-tenth (1/10) of such Average Per Unit Price, the Royalties due to Foundation on such Net Sales shall be reduced by three-quarters (3/4), and (d) one tenth (1/10) of such Average Per Unit Price or less, no Royalty on such Net Sales shall be due Foundation.

3.4.	Minimum Royalty Due. If the total Royalties paid by Licensee, Sublicensees, Designees and their Affiliates on Net Sales occurring during a calendar year are less than the Minimum Royalty indicated as due for that calendar year in the table in this Section 3.4, Licensee will, on the February 28 immediately following that calendar year, pay Foundation the difference between the applicable Minimum Royalty and the total Royalties already paid by Licensee, Sublicensees, Designees and their Affiliates to Foundation for the applicable calendar year. For example, if Licensee paid Foundation Royalties of $2,000 on Net Sales of $50,000 occurring during calendar year 2020, Licensee will owe Foundation $3,000 by February 28 th of 2021 (i.e., $5,000-$2,000=$3,000), while if Licensee paid $12,000 in Royalties on Net Sales of $300,000 occurring during 2020, no additional payment would be owed Foundation (i.e., $12,000>$5,000). Royalties paid on Net Sales during any one calendar year are not creditable against the Minimum Royalty due for a preceding or subsequent calendar year.

Calendar Year	Minimum Royalty ($US)
2018	$0
2019	$1000
2020	$5,000
2021	$10,000
2022 and on	$25,000

3.5.	Sublicensing Consideration. In consideration of Licensee's right to sublicense under Section 5.1 of this Agreement, Licensee shall pay to Foundation the following nonrefundable, non-recoverable and non-creditable amounts.

(a)	Sublicensing Fees. Licensee will pay Foundation twenty-five percent (25%) of Sublicensing Fees, subject to Section 3.5(d).

(b)	Royalty on Net Sales. Licensee shall pay to Foundation a nonrefundable and non-recoverable Royalty on Net Sales of Sublicensees, subject to Section 3.5(d):

(i)	at a Royalty Rate of four percent (4%) on Net Sales of Patented Product of Sublicensee, its Designees and their Affiliates; and

(ii)	at a Royalty Rate equal to one-half the Base Royalty Rate on Net Sales of Other Product of Licensee, Designees and their Affiliates.

(c)

Sharing of Sublicensing Royalties above 12 o/o. In addition to the Royalty due Foundation under Section 3.5(b), Licensee shall also pay Foundation one third (1/3) of any Sublicensing Royalties on Net Sales of Sublicensee, its Designees or their Affiliates received by Licensee, its Designee or their Affiliates that are in excess of twelve percent (12% ) of such Net Sales. For example, if Sublicensing Royalties are paid at a royalty rate of 15% and Sublicens ee's Ne t Sales of Patented Products are $100, Foundation's share of such Sublicensing Royalties shall be $1 (i.e., 1/3 * [Net Sales * Actual royalty rate paid by Sublicensee {15%} - Net Sales * 1 2%] = 1/3 *

[$100*0.15 - $100* 0.12] = 1/3      * [$15 - $12] = 1/3      * $3 = $1).

(d)	Past Due Sublicensing Fees and Sublicensing Royalties. Unless Licensee employs commercially reasonable efforts to collect Sublice nsing Fees, Sublicensing Royalties or Royalties that are more than 60 days past due from a Sublicensee under a Sublicense, and exercises Licensee's right to terminat e any Sublicense under which Sublicensing Fees, Sublicensing Royalties or Royalties due from a Sublicensee under a Sublicense are more than 180 days past due, Licensee will pay Foundation the Payments Due under such Sublicense, including, without limitation, Licensors' portion of any Sublicensing Fees and Sublicensing Royalties in excess of 12% and the Royalty due on Net Sales of such Sublicensee, its Designees and their Affiliates irrespective of whether the Sublicensing Fees and Sublicensing Royalties have been received by Licensee from the Sublicensee. Notwithstanding the preceding, in the event the royalty rate used in a Sublicense to calculate the Sublicensing Royalties due thereunder on Net Sales of Sublicensee, its Designees or their Affiliates under such Sublicense is less than the Royalty Rate used to calculate the Royalty due Licensors on such Net Sales, this Section 3.5 (d) shall only apply to a portion of the Royalty due Licensors equal to such Sublicensing Royalties due; any Royalty due Licensors in excess of such Sublicensing Royalties shall be due as specified elsewhere in this Agreement (for example, if the Sublicensing Royalty due Licensee on $100 of Net Sales under a Sublicense Agreement is calculated at a royalty rate of 1% [i.e., the Sublicensing Royalty due Licensee is $1] but the Royalty due Licensors on such Net Sales is calculated at a Royalty Rate of 4% [i.e., the Royalty due Licensors is $4], then this Section 3.5(d) will only apply to the first dollar of the Royalty due Licensors, and the remainder of the Royalty payment due Licensors [i.e., $3] shall be paid Licensors as specified elsewhere in this Agreement).

3.6.	Royalty Rate Adjustment on Challenge to Licensed Patent.

(a)	In the event Licensee, or any entity or person acting on its behalf, including its Affiliates, its Designees or their Affiliates, or its Sublicensees, their Designees or their Affiliates, initiates any proceeding or otherwise asserts any claim challenging the validity or enforceability of any Licensed Patent in any court, administrative agency or other forum ("Challenge"), all Royalties, Minimum Royalties, and other payments set forth in Article 3 shall be automatically be doubled on and after the date of such Challenge for the remaining term of this Agreement, unless such Licensed Patent is declared invalid or unenforceable by such court, administrative agency or other forum, in which case the such Payments Due shall revert to their respective levels of before such Challenge except as set forth below.

(b)	Licensee shall pay all costs and expenses incurred by Licensors (including actual attorney's fees) in connection with defending a Challenge. Foundation may bill Licensee on a quarterly basis with respect to such costs and expenses, and Licensee shall make payment within thirty (30) days after receiving an invoice from Foundation.

(c)	In the event at least one (1) Valid Claim of a Licensed Patent that is subject to a Challenge survives the Challenge by not being found invalid or unenforceable, regardless of whether the claim is amended as part of the Challenge, all Royalties, Minimum Royalties, and other payments set forth in Article 3 shall be automatically be trebled on and after the date of such finding for the remaining term of this Agreement.

(d)	In the event the Licensed Patent subject to the Challenge is declared invalid or unenforceable by a court, administrative agency or other forum in a specific jurisdiction, no Royalty shall be payable by Licensee, Designees, Sublicensees or their Affiliates on Net Sales of Licensed Products subject to Patent Rights in such Licensed Patent in such jurisdiction unless (i) such Licensed Product is subject to Patent Rights in Licensed Patents other than the invalid or unenforceable Licensed Patent, in which case Royalties on Net Sales of such Licensed Product shall be due at the Royalty Rate for Patented Products in such jurisdiction, or (ii) such Licensed Product is Other Product, in which case Royalties on Net Sales of such Licensed Product shall be due at the Royalty Rate for Other Products in such jurisdiction.

(e)	Licensee acknowledges and agrees that the prov1s10ns set forth in this Section 3.6 reasonably reflect the value derived from the Agreement by Licensee in the event of a Challenge. In addition, Licensee acknowledges and agrees that any payments made under this Section 3.6 shall be nonrefundable and non-recoverable for any reason whatsoever.

3.7.	Sale Below Fair Market Value. In the event that Licensee, Sublicensees, Designees or their Affiliates sell Licensed Product to a Third Party to whom it also sells other products, the price for Licensed Product shall not be established such that Net Sales is below fair market value with the intent of increasing market share for other products sold by Licensee, Sublicensees, Designees or their Affiliates to such Third Party or for the purpose of reducing the amount of Royalties payable on the Net Sales of Licensed Product. If the sale of Licensed Product under such circumstances results in Net Sales below the fair market value of Licensed Product, then the Net Sales of Licensed Product in such transaction shall be deemed to be the fair market value for purposes of calculating payments owed to Foundation under this Agreement.

3.8.	Payment Terms. All dollar amounts for Payments Due referenced herein will refer to U.S. Dollars. Payments with designated payment dates are due and payable on or before those dates. Royalties due Foundation on Net Sales of Licensee, Designees, Sublicensees and their Affiliates will be due and payable as specified in Section 7.4. All invoiced amounts, including, but not limited to, the reimbursement of Patent Costs, will be due and payable within thirty (30) days of the respective invoice date. When Licensed Products are sold for currencies other than U.S. Dollars, Royalties will first be determined in such foreign currency and then converted into equivalent U.S. Dollars per the exchange rate quoted in the Wall Street Journal on the last business day of the applicable Reporting Period. For the avoidance of doubt, Licensee is solely responsible for bank transfer charges, including but not limited to, wire transfer fees.

3.9.	Miscellaneous. Without Foundation's prior written consent, not to be unreasonably withheld, delayed or conditioned, Licensee, Sublicensees, Designees or Affiliates of the foregoing shall not solicit or accept any consideration for the sale of any Licensed Product other than as will be accurately reflected in Net Sales. Furthermore, Licensee shall not enter into any transaction with any Affiliate, Sublicensee, Designee, or their Affiliates that would circumvent its monetary or other obligations under this Agreement. Licensee agrees not to pay Royalties into escrow or any other similar account, nor allow an Affiliate, Designee, Sublicensee or their Affiliates to do so. Non-US taxes paid by Licensee, Designees, Sublicensees, or Affiliates of any of the foregoing related to Royalties are not deductible from any payments due Foundation.

3.10.	Payment Address. All payments for Payments Due will be made payable to "The Research Foundation for The State University of New York" and will be sent to the following address:

SUNY Upstate Medical University
Office of Technology Transfer 750
East Adams St., WH 1109C
Syracuse, NY 13210
Attn: Director

For Wire Transfers:
Bank:
Account Number:
Routing Number:
Swift Code:

        Please include the notation: "Office of Technology Transfer at SUNY Upstate Medical University: Parkinson's Disease diagnostic/Quadrant Biosciences"

3.11.	Late Payment. In the event that any Payments Due are not timely received by Foundation when due, Licensee will pay to Foundation, in addition to such Payments Due, interest on such Payments Due computed using the lesser rate of: (i) one percent (1%) per month; or (ii) the maximum rate allowable under the applicable law. Interest will be calculated from the date payment was due until actually received by Foundation, inclusive.

3.12.	Foreign Sales. Royalties due for sales that occur in any country may not be reduced by any deduction of withholding, value-added taxes, fees, or other charges imposed by the government of such country, except as permitted in the definition of Net Sales. Foundation will, upon request, cooperate with Licensee to obtain a waiver or exemption from any income tax withholding requirement or a refund of any income tax withheld on Payments Due from under a Sublicense for a foreign jurisdiction. If at any time legal restrictions prevent the acquisition or prompt remittance of U.S. dollars by Licensee, Designees, Sublicensees or Affiliates of any of the foregoing with respect to any country where a Licensed Product is sold, Licensee shall either (i) pay any Royalties, Foundation's share of Sublicensing Royalties in excess of 12%, and Sublicensing Fees due to Foundation from Licensee's other sources of U.S. dollars or (ii) cease sales by Licensee, its Designees and their Affiliates of Licensed Product in such country and either terminate the Sublicense of any Sublicensee selling Licensed Product in such country or require the cessation of sales of Licensed Product by such Sublicensee, its Designees and their Affiliates in such country.

4.	DUE DILIGENCE AND COMMERCIALIZATION ACTIVITIES

4.1.	Commercially Reasonable Efforts. Licensee shall, either itself or through Designees and Sublicensees, or through its or their Affiliates, using Commercially Reasonable Efforts, diligently proceed with the development, manufacture and sale of Licensed Products. "Commercially Reasonable Efforts" shall mean a level of effort consistent with the commercially reasonable practices of small and mid- sized, professionally-managed, investor-backed companies striving in good faith to expeditiously develop, obtain regulatory approval for, and commercialize, in multiple national markets, products based on or incorporating new medical technology, including obtaining sufficient funding there for.

4.2.	Regulatory and Market Diligence. Licensee shall, either itself or through Designees and Sublicensees, or through its or their Affiliates, using Commercially Reasonable Efforts, obtain, in a logical, sequential and expeditious manner, all necessary governmental approvals and/or clearances for the manufacture, use, and sale or provision of Licensed Products in each national market, including each Major Market, in the Territory (for the purposes of this Agreement, the Major Markets are the United States, Japan, the United Kingdom, and Canada); and upon receiving all approvals in each market beyond all appeal periods, reasonably fulfill normal market demand for such Licensed Products in such market, either directly or through Designees, Sublicensees, or its or their Affiliates.

4.3.	Laboratory Developed Tests. Licensee shall, either itself or through Designees and Sublicensees, or through its or their Affiliates, use Commercially Reasonable Efforts to achieve a first sale in the United States of a Laboratory Developed Test as soon as possible after the Effective Date, but in no event later than December 31, 2020, and a first sale of a Laboratory Developed Test, or its equivalent, in each of the other Major Markets by no later than December 31, 2023, provided, however, that if pre-market regulatory clearance, or its equivalent, is required in a Major Market before a Laboratory Developed Test can be marketed and/or sold in such Major Market, the previously given deadline by which Licensee must achieve a first sale of such Laboratory Developed Test in such Major Market shall be extended by two (2) years.

4.4.	Diagnostic Kits and LDTs. Licensee will have discretion to commercialize Licensed Products and Licensed Services as either Diagnostic Kits or LDTs in each national market.

4.5.	Markets Not Served by Licensee. If by the end of 2023 Licensee has failed to implement and/or sufficiently resource a Business Development Program in any country in the Territory that is not a Major Market, then within twelve (12) months after written notification from Foundation about such failure in such country, Licensee shall make good faith efforts, consistent with Commercially Reasonable Efforts, to establish a Business Development Program in such country or grant a Sublicense to a Sublicensee to establish a Business Development Program in such country. If Foundation notifies Licensee that Foundation has received a bona fide offer to license the Patent Rights to commercialize Licensed Product in such country from an offeror which has already established a Business Development Program in such country or can show that it can imminently establish a Business Development Program in such country, then if within twelve (12) months Licensee fails to either establish a Business Development Program in such country or grant a Sublicense to such offeror or to another Sublicensee to establish a Business Development Program in such country, then Foundation can exclude such country from the Territory and license the Patent Rights to the offeror in such country.

4.6.	Requests for Humanitarian Sublicense. If, at any time after the first sale of Licensed Product but not sooner than seven (7) years after the Effective Date, Foundation or Licensee is approached by a Humanitarian Organization seeking a license to Patent Rights solely for Humanitarian Purposes, Licensee will: (i) negotiate in good faith a Humanitarian Sublicense with such Humanitarian Organization, on usual and customary terms for licenses to patent rights similar to Patent Rights from for-profit companies to Humanitarian Organizations addressing humanitarian needs similar to Humanitarian Purposes; (ii) work directly with the Humanitarian Organization to provide Patented Products for such Humanitarian Purposes; or (iii) allow Foundation to negotiate a Sublicense to the Humanitarian Organization on its behalf.

4.7.	Fundamental Purpose of Agreement. Licensee acknowledges and agrees that a fundamental purpose of this Agreement is to achieve development and commercialization of Licensed Products in the Field in the Territory, and the terms in this Section 4 constitute material terms of this Agreement.

(a)	Obligations Under Section 4.3. With regards to Licensee's obligations under Section 4.3 to perform specific obligations by specific dates (deadlines), Licensee shall have the right to obtain up to three (3) extensions of such deadlines, subject to the following conditions: (i) a first six-month extension of the deadline for performing an obligation (e.g., extending the deadline for a first sale in the U.S. of 12/31/2020 until 6/30/2021) may be obtained by making a payment of twenty-five thousand dollars ($25,000) to Foundation; (ii) a second six-month extension of the deadline for performing an obligation (e.g., extending the previously extended deadline of 6/30/2021 for a first sale in the U.S. until 12/31/2021) may be obtained by making an additional payment of fifty thousand dollars ($50,000) to Foundation; and (iii) a third six-month extension of the deadline for performing such obligation (e.g., extending the twice previously extended deadline of 12/31/2021 for a first sale in the U.S. until 6/30/2022) may be obtained by making an additional payment of one-hundred thousand dollars ($100,000) to Foundation. Foundation will have the unilateral right and option to terminate this Agreement if Licensee fails to perform any of its obligations under Section 4.3 by the deadline specified therein, as extended under this Section 4.7(a).

(b)	Other Obligations. If Licensee fails to perform any of its obligations specified in sections of Section 4 other than Section 4.3, then Licensee will have six (6) months to rectify any such unfulfilled obligations, after which Foundation will have the unilateral right and option to modify the terms of the Agreement from an exclusive license to a non-exclusive license; if Licensee does not rectify any such unfulfilled obligations within twelve (12) months, then Foundation will have the unilateral right and option to terminate this Agreement.

(c)	Right to Modify the Agreement. The right to modify the terms of this Agreement pursuant to Sections 4.7(a) and 4.7(b), if exercised by Foundation, supersedes the rights granted in Section 2.1 of this Agreement.

5.	SUBLICENSING

5.1.	Licensee shall have the right to grant Sublicenses in markets in which Licensee's license under the Patent Rights is exclusive, provided that:

(a)	the Sublicense Agreement includes all of the rights of, protections afforded and obligations due to the Licensors that are contained in this Agreement, and the Sublicensee agrees to abide by and be subject to all the terms and provisions of this Agreement applicable to Licensee, including, but not limited to, the explicit right of Licensors to audit Sublicensee;

(b)	the Sublicense Agreement shall provide that, in the event of any inconsistency between the Sublicense Agreement and this Agreement, this Agreement shall control;

(c)	a copy of each executed Sublicense Agreement is provided to Foundation pursuant to Section 5.3;

(d)	the Sublicensee is prohibited from rece1vmg or agreeing to receive, anything of value in lieu of cash as consideration from a third party under a Sublicense Agreement without the express and prior written consent of Foundation (securities received on an unrestricted basis for which a liquid market exists are considered cash equivalents), which will not be unreasonably withheld;

(e)	the Sublicensee is explicitly prohibited from paying royalties to an escrow or similar account;

(f)	the Sublicensee shall have no further right to grant sublicenses under this Agreement without the prior written consent of Foundation;

(g)	in the event any Sublicensee (or any entity or person acting on its behalf, including its Affiliates, its Designees and its Designees' Affiliates) initiates any proceeding or otherwise asserts any claim challenging the validity or enforceability of any Licensed Patent in any court, administrative agency or other forum, Licensee shall, upon written request by Foundation, terminate forthwith the Sublicense Agreement with such Sublicensee, and the Sublicense Agreement shall provide for such right of termination by Licensee;

(h)	the Sublicense Agreement requires the transfer of all the Sublicensee's obligations to Licensee, including the payment of Royalties, Sublicensing Fees or Sublicensing Royalties specified in the Sublicense, to Foundation if Licensee's license under this Agreement is terminated and Foundation chooses to assume the Sublicense Agreement pursuant to Section 5.5;

(i)	the Sublicensee will provide to Foundation the information required in the Reporting Period reports specified in Section 7.4;

(j)	no such Sublicense or attempt to obtain a Sublicensee shall relieve Licensee of its obligations under Section 4 hereof, nor relieve Licensee of its obligations to pay Foundation any and all Payments Due under the Agreement, including but not limited to under Sections 3, 6 and 7 of the Agreement, and Licensee shall remain fully liable for the performance of its and its Sublicensee's obligations hereunder; and

(k)	Licensee makes all Payments Due and delivers all reports due to Foundation whether owed by Licensee or by Sublicensees, and uses Commercially Reasonable Efforts to collect all Payments Due, directly or indirectly, to Licensors from Sublicensees, or, if unable to collect such Payments Due over a period of 180 days despite such Commercially Reasonable Efforts, either promptly terminates such Sublicense Agreement or itself pays such Payments Due to Foundation.

5.2.	No Grant of Rights to Third Parties without Sublicense. While the license granted under this Agreement to Patent Rights is exclusive, Licensee shall not grant rights in any Licensed Patent to a Third Party other than through a Sublicense.

5.3.	Copy of Sublicense. Unless within thirty (30) days after execution of any Sublicense, or any amendment thereto, Licensee provides Foundation with a copy of the Sublicense or amendment, the Sublicense is null and void.

5.4.	Protection of Foundation and PSRF. Any Sublicense which does not contain all of the rights of, protections afforded and obligations due to Licensors that are contained in this Agreement is null and void.

S.S.	Transfer of Sublicense upon License Termination. Upon termination of this Agreement for any reason, Foundation, at its sole discretion, will determine whether Licensee will cancel or assign to Foundation any and all Sublicense Agreements. Licensee will include a provision in each Sublicense Agreement which allows Foundation to assume the Sublicense Agreement if: (i) this Agreement is terminated; and (ii) Foundation chooses to assume the Sublicense Agreement.

6.	PATENT PROSECUTION AND PATENT COSTS

6.1.	Patent Rights Management.

(a)	Licensee will be solely responsible for the preparation, filing, pros ecution, and maintena nce of Licensed Patents, and for paying all Patent Costs. Licensors agree to cooperate with Licensee in a timely manner in the preparation, filing, prosecution, and maintenance of Licensed Patents by disclosing such information as may be requested from time to time by Licensee and by promptly executing such documents as Licensee may reasonably request in connection therewith. Licensors will bear their own costs in connection with their cooperat ion with Licensee under this Section 6.1. Notwithstanding the foregoing, if Licensee does not wish to file a patent application, continue prosecution of a pending patent application, or maintain a patent through its full term, Licensee will notify Foundation in writing no less than ninety (90) days in advance of the relevant patent deadline and Foundation shall have the option, but not the obligation, to take over control of the prosecution and maintenance of the patent or application and this Agreement shall be terminated with regards to such patent or application.

(b)	In the event Foundation takes over control and maint enance of a patent or application pursuant to Section 6.1(a), Found ation will be solely responsible for the prepara tion, filing, prosecution, and maintenan ce of such patent or application, and for paying all Patent Costs for such patent or application. In the case where Licensee is an owner of su ch pat ent or application, Lice nsee agrees to cooperate, and to cause its De si g nees, Sublicensees and their Affilia tes to coopera te, with Founda tion in a timely mann er in the prepara tion, filing, prosecuti on, and maint enance of such pat ent or application by disclosing such information as may be requested from time to time by Foundation and by promptly executing such documents as Foundation may reasonably request in connection therewith. Licensee will bear its own costs in connection with their cooperation with Founda tion under this Section 6.1

(c)	For th e preparation, filing, prosecution, and maintenance of Licensed Patents, Lice nsee shall use a patent att orney acceptable to Founda tion whose firm has no conflicts of inter est with any of PSRF, The Pennsyl vania Sta te University, Foundation, Upst a te, a n d SUNY.

(d)	With regards to any Licensed Patent own ed or co-owned by a Licensor, Lice nsee will:

(i)	collaborate with such Licensor regarding patent-related strategies, including, without limitation, the selection of legal counsel, patent application preparation strategies, patent application filing strategies, patent prosecution strategies, and pre- and post-grant challenge defense strategies;

(ii)	consult with such Licensor on patent-related activities and give such Licensor a chance to comment on and contribute, and will not unreasonably refuse to make any reasonable amendments to patent applications and their claims requested by such Licensor;

(iii)	provide such Licensor with copies of draft applications and draft office action responses before filing them, and cooperate with such Licensor in using commercially reasonable efforts to mutually analyze and agree upon the application and response strategies; and

(iv)	provide, or have their legal counsel provide to such Licensor, copies of documents received or prepared by Licensee in the prosecution and maintenance of the Licensed Patents that are directly related to Licensee's performance under this Agreement;

6.2.	Reimbursement of Prior Patent Costs. Licensee shall pay Foundation any Patent Costs incurred prior to the Effective Date within thirty (30) days after Licensee's receipt of an invoice for such Patent Costs from Foundation.

6.3.	Reimbursement of Future Patent Costs. Licensee will pay all Patent Costs incurred on or after the Effective Date within thirty (30) days after Licensee's receipt of an invoice for such Patent Costs from Foundation provided, however, that during any period in which one or more Third Parties have a license granting it rights in a particular patent jurisdiction to a particular Licensed Patent, Licensee shall pay only a pro-rata share of any Patent Costs incurred in such patent jurisdiction for such Licensed Patent.

6.4.	Invoicing. For all Patent Costs, Foundation may, at its option and for each Patent Cost incurred: (i) invoice Licensee directly; or (ii) have the law firm or other entity providing the patent-related services send a copy of each Patent Cost invoice to Licensee for direct payment by Licensee of such Patent Cost expenses. Foundation shall provide substantiation of all Patent Costs incurred.

6.5.	Discontinuing Payment of Patent Costs. If Licensee decides to discontinue its support of Patent Costs for a Licensed Patent, Licensee will notify Foundation in writing ninety (90) days prior to any such discontinuation. Licensee will be responsible for reimbursing Foundation for any Patent Costs associated with such Licensed Patent incurred up to ninety (90) days after the date of the receipt of such notice. Foundation will make good faith efforts to minimize costs during such 90- day period. Upon such discontinuation, Foundation, at its sole discretion, will have the rights to: (i) abandon such Licensed Patent; (ii) exclude such Licensed Patent, and any other Licensed Patent that claims priority to such Licensed Patent, from any license granted under this Agreement, including from Sublicenses; and/or (iii) change the exclusive license granted under this Agreement to such Licensed Patent, and to any other Licensed Patent that claims priority to such Licensed Patent, to a non-exclusive license. After notification of discontinuation of support under this Section 6.5, Foundation and Licensee agree to amend the definition of Licensed Patents in Section 1.27 to exclude such Licensed Patent or the exclusive license granted under Patent Rights in Section 2.1 shall be made nonexclusive for such Licensed Patent as Foundation, at its sole discretion, deems appropriate.

6.6.	Jointly Owned Licensed Patents.Notwithstanding anything to the contrary in this Article 6, Licensee shall pay all Patent Costs for any Licensed Patent (i) of which it is a joint owner with at least one Licensor and (ii) which Covers any product or service Licensee is making, manufacturing, using, selling, having sold, leasing, having leased, importing, and offering for sale. Licensees obligation to pay such Patent Costs shall survive termination of this Agreement.

7.	BOOKS, RECORDS, AND REPORTS

7.1.	Full and Accurate Records. Licensee will keep, and will cause its Sublicensees to keep, full and accurate books and records in sufficient detail so that Licensee's compliance with its obligations under this Agreement can be properly determined without undue delay or difficulty. Such books and records will be maintained for at least five (5) years after the Reporting Period(s) to which they relate. Books and records will include but not be limited to: accounting general ledgers; invoice/sales registers; original invoice and shipping documents; federal and state business tax returns; company financial statements; sales analysis reports; inventory and manufacturing records; sublicense and distributor agreements; price lists, product catalogs, and other marketing materials; agreements with third parties (including Sublicensees, Designees, Affiliates of Licensee, Sublicensees and Designees, and customers); and laboratory notebooks.

7.2.	Inspection of Records.

(a)	Foundation may, from time to time and at any reasonable time, not exceeding once every twelve (12) months, through such individuals and auditors as Foundation may designate, inspect the books and records of Licensee and its Sublicensees in order to verify the accuracy of any reported statement by Licensee of Payments Due or amounts paid, or to determine compliance with any other obligation or obligations of Licensee or its Sublicensees under this Agreement.

(b)	After completion of any such inspection, Foundation will notify Licensee or Sublicensee, as appropriate, in writing of any discrepancies in the Payments Due or amounts paid to Licensors. Such inspection will be made at the expense of Foundation, unless such inspection discloses a discrepancy of at least five percent (5%) or more than $5,000 in the Payments Due or amounts paid to Licensors. In such case, Licensee will be responsible for reimbursing Foundation for the inspection fee and expenses associated with such inspection. Licensee agrees to pay past due amounts for any deficiency error in Payments Due as determined by the auditor, including without limitation any payment deficiency since the Effective Date of the Agreement.

(c)	Any underpayment as determined by the auditor will bear interest at one percent (1%) per month from the date the original payment was due.

(d)	The Licensors and the auditor will maintain in confidence such inspection and the resulting report. The auditor may from time to time consult the Licensors and any of their employees or third party counsel on questions as they relate to this Agreement. The auditor may not disclose financial or proprietary information except as required to conduct the audit, to report the results of the audit, or as otherwise permitted by this Agreement or if the information already exists in the public domain. No other confidentiality agreement will be required to conduct the audit of the Licensee's books and records.

7.3.	Sublicensee Reports. Licensee will provide Foundation with copies of all reports Licensee receives from Sublicensees within thirty (30) days of receipt of such reports.

7.4.

Reporting Period Reports and Payment of Payments Due. On or before each February 15, May 15, August 15 and November 15 following the first commercial sale of Licensed Product by Licensee, a Designee or a Sublicensee, or an Affiliate of any of the foregoing, Licensee and all Sublicensees will provide to Foundation written reports containing the following information for the immediately preceding Reporting Period: (i) the number and type of Licensed Products made by or for Licensee, Designees, Sublicensees, and their Affiliates; (ii) the number and type of Licensed Products sold by Licensee, Designees, Sublicensees, and their Affiliates; (iii) the Net Sales (and the calculation of Net Sales) received by Licensee, Designees, Sublicensees, and their Affiliates; (iv) the Royalties due under Sections 3.3 and 3.5 (b) (and the calculation thereof); (v) Licensors' share of any Sublicensing Royalties in excess of 12% of Net Sales due under Section 3.5(c) (and the calculation thereof); (vi) Licensors' share of any Sublicensing Fees due under Section 3.5(a) (and the calculation thereof); (vii) the payment due under Section 3.4, if any (and the calculation thereof); and (viii) the total amount of Payments Due. Licensee shall remit Payments Due for the applicable Reporting Period to Foundation with the report. Licensee will submit these reports to Foundation even if there are no Payments Due for a particular Reporting Period. The foregoing will be provided on a country-by-country basis. The items in 7.4(i)-(iv) will be reported separately for Licensee and for each Designee, and for each Affiliate of a Designee or Licensee. The items in 7.4(i)-(vi) shall be reported separately for each Sublicensee, and by each Sublicensee for each of its Designees and for each Affiliate of Sublicensee or its Designees. Each report will provide year-to-date totals.

7.5.	Due Diligence Reports. On or before February 15 of each year, for each Major Market in which Net Sales have been less than $100,000, Licensee will provide a report containing the following information relating to the preceding year: progress on the commercialization and development of Licensed Products (i.e., new product development, product evaluation and testing, marketing plans, sales forecasts, significant commercialization events, progress on the milestones set forth in Section 4), including resources expended. These reports will include any relevant information provided to investors or potential investors. Licensee shall, within thirty (30) days after each deadline for achieving a first sale of a Laboratory Developed Test specified in Section 4.3, as extended pursuant to Section 4.7(a), report to Foundation, in writing, whether such first sale has occurred.

7.6.	Licensee responsible for Payments Due. Licensee shall be responsible for making sure that Foundation receives all Payments Due and that all reports due to Licensors are delivered, whether such Payments Due are owed by Licensee, Designees, Sublicensees or their Affiliates. Licensee shall be responsible for paying to Foundation any Payments Due owed to Licensors by Designees, Sublicensees or their Affiliates, unless such Payments Due are paid directly to Foundation by the Designees, Sublicensees or their Affiliates in a manner that is in accordance with this Agreement.

7.7.	Report Certification. An officer of Licensee will sign and certify each report, and all reports will be prepared in accordance with Generally Accepted Accounting Principles.

8.	ENFORCEMENT OF PATENT RIGHTS

8.1.	The Licensors and Licensee will promptly inform the other in writing of any actual, alleged, or suspected infringement of a Licensed Patent or violation of any Patent Right by a third party, of which it is aware, and provide available evidence of infringement.

8.2.	With respect to any Patent Rights licensed exclusively by Licensors to Licensee under this Agreement, Licensee shall have, for an initial period of ninety (90) days following notice under the provisions of Section 8.1, the first right, but not the obligation, to institute and control the prosecution of a suit or to take any other action for infringement of the Patent Rights. Licensee will notify Foundation of its intent to institute such action, in writing. Each Licensor having an ownership interest in the Patent Rights at issue will have thirty (30) days from receipt of such notice to notify Licensee that it will join Licensee in such action under the provisions of Section 8.4.

8.3.	Subsequent to Licensee's initial ninety day period, the Licensor or Licensors having an ownership interest in the Patent Rights at issue shall have the right, but not the obligation, to institute and control the prosecution of a suit or to take any other action for infringement of any of the Patent Rights, provided that withholding of consent shall not be reasonable unless the benefit of foregoing a suit or any action for infringement of the Patent Rights has a benefit of like magnitude for both Licensee and such Licensor or Licensors. If such Licensor or Licensors decide to initiate a lawsuit to enforce Patent Rights pursuant to this Section 8.3, Foundation will notify Licensee in writing. Licensee will have thirty (30) days from receipt of such notice to notify Foundation that Licensee will join such Licensor or Licensors in such lawsuit under the provisions of Section 8.4.

8.4.	The Licensee and such Licensor or Licensors may agree to enforce patent rights jointly, including by filing a lawsuit jointly or by one Party joining a lawsuit initiated by another Party. If a lawsuit is brought jointly in the names of such Licensor or Licensors and Licensee, then the out-of-pocket costs shall be borne equally between such Licensor or Licensors and Licensee, and any recovery or settlement shall be shared equally. Such Licensor or Licensors and Licensee shall agree to the manner in which they shall exercise control over such lawsuit. Each Party may, at its own option and expense, be represented by separate counsel of its own selection.

8.5.	If any suit is brought involving the enforcement or defense of the Patent Rights, the other Parties hereto agree, at the request and expense of the Party initiating such suit, to reasonably cooperate and to make available relevant records, papers, information, samples, specimens and the like.

8.6.	No settlement or consent judgment or other voluntary final disposition of an enforcement or defense suit initiated by any Party to this Agreement may be entered into without the consent of Licensee and such Licensor or Licensors, which consent will not be unreasonably withheld.

8.7.	Licensee shall control any declaratory judgment litigation brought to challenge the validity, enforceability, and/or infringement of the Patent Rights, including the selection of litigation counsel. All other parties to this Agreement having an ownership interest in the Patent Rights shall cooperate fully in connection with such litigation. Licensee shall bear any and all costs of the action and shall be solely responsible for any and all damages, awards or settlements, including any award of costs to the prevailing party.

8.8.	The total cost of any action commenced or defended solely by such Licensor or Licensors, will be borne by such Licensor or Licensors, and such Licensor or Licensors will keep any recovery or damages derived therefrom. Licensee agrees to be named as plaintiff and participate in the lawsuit and take further steps (at Licensor's or Licensors' expense, including any award of costs to the prevailing party) to the extent necessary for legal standing purposes. The Licensee agrees, at the request and expense of such Licensor or Licensors, to reasonably cooperate and to make available relevant records and information, execute required documents, and do other acts as such Licensor or Licensors may reasonably request from time to time. Any recovery or damages resulting from such an action will first be applied to such Licensor's or Licensors' out-of-pocket expenses and legal fees, and second will be applied to the Licensees' out-of-pocket expenses, including legal fees and other costs associated with cooperation as described above.

8.9.	The cost of any infringement action commenced or defended by Licensee which such Licensor or Licensors decline to join under Section 8.4 of this Agreement will be borne by Licensee. Such Licensor or Licensors agree to be named as plaintiffs and participate in the lawsuit and take further steps (at Licensee's expense, including any award of costs to the prevailing party) to the extent necessary for legal standing purposes. Such Licensor or Licensors agree, at the request and expense of Licensee, to reasonably cooperate and to make available relevant records and information, execute required documents, and do other acts as the Licensee may reasonably request from time to time. Any recovery or damages resulting from such an action will first be applied to Licensee's out-of-pocket expenses and legal fees, and second will be applied to the such Licensor's or Licensors' out-of-pocket expenses, including legal fees and other costs associated with cooperation as described above. Any excess recovery or damages for past sales will be deemed Net Sales by a Sublicensee, and Licensee will pay Foundation Royalties at the rates specified in Section 3.2 above. Any remaining excess recovery or damages will be deemed Sublicensing Fees and will be shared as specified in Section 3.S(a). The Parties will negotiate in good faith appropriate compensation to such Licensor or Licensors for any non-cash settlement or non-cash cross-license.

9.	INDEMNIFICATION AND INSURANCE

9.1.	Indemnification.

(a)	Licensee shall indemnify, defend, and hold harmless the Foundation and PSRF, their affiliated universities The Pennsylvania State University and SUNY, and their respective Affiliates, trustees, officers, staff, employees, students, and agents, and their respective successors, heirs, and assigns (together, the "Indemnified Parties"), against any liability, damage, loss, or expense associated with such liability, damage, or loss (including reasonable attorneys' fees and expenses of litigation) incurred by or imposed upon the Indemnified Parties or any one of them in connection with any third party claims, suits, actions, demands, or judgments: (i) arising out of the design, production, manufacture, sale, use in commerce or in human clinical trials, lease, or promotion, by Licensee, Designees, Sublicensees and their Affiliates, of any Licensed Product, process or service relating to, or developed pursuant to, this Agreement; or (ii) arising out of any other activities to be carried out by or on behalf of Licensee pursuant to this Agreement.

(b)	With respect to an Indemnified Party, Licensee's indemnification under subsection 9.l(a)(i) shall apply to any liability, damage, loss, or expense whether or not it is attributable to the negligent activities of such Indemnified Party. Licensee's indemnification obligation under subsection 9.l(a)(ii) shall not apply to any liability, damage, loss, or expense to the extent that it is attributable to the negligent activities of any such Indemnified Party.

(c)	Licensee agrees, at its own expense, to provide attorneys reasonably acceptable to Foundation and/or PSRF, as the case may be, to defend against any actions brought or filed against any Indemnified Parties of Foundation and/or PSRF, as the case may be, with respect to the subject of indemnity to which such Indemnified Parties are entitled hereunder, whether or not such actions are rightfully brought. Foundation and/or PSRF, as the case may be, will cooperate in the defense thereof, provided, however, that Foundation and/or PSRF, as the case may be, will have the right, but not the obligation, to control the defense, at its expense, of any such actions. Foundation, PSRF and their respective Indemnified Parties may, at their option and expense, have their own counsel participate in any proceeding which is under direction of Licensee and will cooperate with Licensee and its insurer in the disposition of any such matter; provided, however, that if Licensee shall not defend such actions, Foundation, PSRF and their respective Indemnified Parties shall have the right to defend such actions themselves and recover from Licensee all reasonable attorneys' fees and expenses incurred by it during the course of such defense.

(d)	Neither Foundation, PSRF, the Indemnified Parties, nor Licensee shall enter into, or permit, any settlement of any such actions without the express written consent of the other parties named in such action, which shall not unreasonably be withheld.

9.2.	Security for Indemnification.

(a)	At such time as any product, process, or service relating to, or developed pursuant to, this Agreement, including Licensed Products, is commercially distributed or sold, or tested in clinical trials by or on behalf of Licensee, Designees, Sublicensees or their Affiliates, Licensee shall at its sole cost and expense, procure and maintain policies of comprehensive general liability insurance in amounts not less than (i) $2,000,000 per incident and $4,000,000 annual aggregate during the period that such Licensed Product, process, or service is being tested in clinical trials prior to commercial sale, and (ii) $2,000,000 per incident and $4,000,000 annual aggregate during the period that such Licensed Product, process, or service is being commercially distributed or sold, and in each case naming the Indemnified Parties as additional insureds. Such comprehensive general liability insurance shall provide: (i) product liability coverage; and (ii) broad form contractual liability coverage for Licensee's indemnification obligations under Section 9.1 of this Agreement. If Licensee elects to self-insure all or part of the limits described above (including deductibles or retentions which are in excess of $250,000 annual aggregate) such self-insurance program shall include assets or reserves which have been actuarially determined for the liabilities associated with this Agreement and must be acceptable to the Licensors.

(b)	The minimum amounts of insurance coverage required under this Section 9.2 shall not be construed to create a limit of Licensee's liability with respect to its indemnification obligations under Section 9.1 of this Agreement.

(c)	Licensee shall provide Foundation with written evidence of such insurance upon request of Foundation. Licensee shall provide Foundation with written notice at least sixty (60) days prior to the cancellation, non-renewal, or material change in such insurance; if Licensee does not obtain replacement insurance providing comparable coverage by the end of such sixty (60) day period, Foundation shall have the right to immediately terminate this Agreement period without notice or any additional waiting periods.

(d)	Licensee shall maintain such comprehensive general liability insurance beyond the expiration or termination of this Agreement during: (i) the period that any Licensed Product, process, or service, relating to, or developed pursuant to, this Agreement is being commercially distributed or sold or tested in clinical trials by or for Licensee, Designees, Sublicensees, or their Affiliates; and (ii) a reasonable period after the period referred to in (i) above which in no event shall be less than fifteen (15) years.

10.	TERM AND TERMINATION

10.1.	Term. This Agreement shall be effective as of the Effective Date and shall continue in full force and effect until its expiration or termination in accordance with this Section 10. Unless terminated earlier under any provision of this Agreement, the term of the licenses granted hereunder shall extend, on a country- by-country and product-by-product basis, until the later of: (i) the date of expiration of the last to expire of the issued patents falling within the definition of Licensed Patents, (ii) ten (10) years after the first bona fide commercial sale of a Licensed Product in the country in question or (iii) expiration of any market exclusivity period granted by a regulatory agency for any Licensed Product.

10.2.	Termination by Foundation.

(a)	Licensee acknowledges and agrees that Licensee's obligations under the following provisions are material terms of this Agreement, and Licensee's failure to meet its obligations under these provisions will be treated as a material breach of this Agreement ("Material Obligations"): (i) obligations under this Agreement to make Payments Due to Foundation according to the schedules set forth herein; (ii) obligations under Article 4 to diligently pursue and achieve commercialization activities; (iii) obligations under Article 6 related to patent prosecution and payment of Patent Costs; and (iv) obligations under Article 9 related to indemnification and insurance.

(b)	Should Licensee: (i) fail to perform any covenant, condition, or undertaking of the Material Obligations of this Agreement or (ii) materially breach any other provision of this Agreement; then Foundation may give written notice of such default to Licensee. If Licensee should fail to cure a default of its diligence milestones under Article 4 within sixty (60) days of notice of such default, then Foundation will have the unilateral right and option to terminate this Agreement or to modify the terms of this Agreement from an exclusive license to a non-exclusive license, a right to modify the terms which supersedes the rights granted in Section 2.1 of this Agreement. If Licensee should fail to cure any other default within ninety (90) days of notice of such default, then this Agreement may, at Foundation's option, be terminated by written notice to Licensee.

(c)	The licenses granted under this Agreement may be terminated by Foundation or, at Foundation's option, Foundation has the right to convert any or all of such exclusive licenses granted under this Agreement to nonexclusive licenses, with no right to sublicense, and no right by Licensee to initiate legal proceedings pursuant to Section 8 in the event: (i) Licensee becomes insolvent or is generally not paying its debts as such debts become due; (ii) Licensee ceases to conduct business as a going concern (a sale or change of control does not constitute the cessation of conducting business); and (iii) Licensee, or any entity or person acting on its behalf, initiates any proceeding or otherwise asserts any claim challenging the validity or enforceability of any Licensed Patent in any court, administrative agency or other forum. Termination under subsections (i) - (iii) of this Section 10.2(c) shall be effective upon date of notice sent pursuant to Section 18.6.

(d)	Upon any termination of this Agreement pursuant to Section 10.2(c), all Sublicenses granted by the Licensee under it shall, upon request and at Foundation's sole discretion, be assigned to Foundation, provided that the Licensors' obligations under such Sublicense shall be consistent with and not exceed the Licensors' obligations to Licensee under this Agreement and provided that such Sublicensee agrees in a writing sent to Foundation to assume all obligations of this Agreement for the benefit of the Licensors, including the obligations to pay all Payments Due under this Agreement, including but not limited to those specified in Section 3 and Section 6.

10.3.	Termination by Licensee. Licensee may notify Foundation of its decision to terminate this Agreement at any time by giving Foundation ninety (90) days prior written notice. The termination will take effect at the end of the first Reporting Period after the ninetieth day has elapsed.

10.4.	Accrued Obligations. Termination of this Agreement will not relieve Licensee and Licensors of any obligation or liability accrued hereunder prior to such termination, or rescind or give rise to any right to rescind any payments made or other consideration given to the Licensors hereunder prior to the time such termination becomes effective. Such termination will not affect in any manner any rights of Licensors arising under this Agreement prior to the date of such termination. Licensee will pay any and all attorneys' fees and costs incurred by the Licensors in successfully enforcing any obligation of Licensee or accrued right of the Licensors.

10.5.	Disposition of Licensed Products. Upon expiration or termination of this Agreement by Licensee or Foundation, Licensee will provide Foundation with a written inventory of all Licensed Products in process of manufacture, in use, or in stock by or at Licensee, its Designees or their Affiliates. Licensee may dispose of any such Licensed Products within the ninety (90) day period following such expiration or termination, or such longer period as the Parties may reasonably agree, provided, however, that Licensee will pay Royalties and render reports to Foundation thereon in the manner specified herein.

10.6.	Survival. The provisions in Section 1 (Definitions), Section 6 (Patent Prosecution and Patent Costs), Section 7 (Books, Records and Reports), Section 9 (Indemnification and Insurance), Section 10.4 (Accrued Obligations), Section 10.5 (Disposition of Licensed Products), Section 10.6 (Survival), Section 11 (Warranty and Liability), Section 14 (Non-Use of Names), Section 17 (Confidentiality), and Section 18 (Miscellaneous) will survive expiration or termination of this Agreement.

11.	WARRANTY AND LIABILITY

11.1.	EXCEPT AS OTHERWISE EXPRESSLY SET FORTH HEREIN, LICENSORS MAKE NO REPRESENTATIONS AND EXTENDS NO WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, AND VALIDITY OF PATENT RIGHTS. ALL MATERIALS PROVIDED BY LICENSORS UNDER THIS AGREEMENT ARE PROVIDED "AS-IS".

11.2.	NO WARRANTY OR REPRESENTATION IS MADE THAT ANYTHING MADE, USED, SOLD, OR COMMERCIALLY TRANSFERRED, UNDER THE TERMS OF THIS LICENSE, WILL BE FREE FROM INFRINGEMENT OF ANY THIRD PARTY INTELLECTUAL PROPERTY RIGHTS.

11.3.	NOTHING IN THIS AGREEMENT, EITHER EXPRESS OR IMPLIED, OBLIGATES LICENSORS EITHER TO BRING OR TO PROSECUTE ACTIONS OR SUITS AGAINST THIRD PARTIES FOR PATENT INFRINGEMENT OR ENFORCEMENT OR TO FURNISH ANY INTELLECTUAL PROPERTY, INFORMATION OR MATERIALS NOT PROVIDED IN THE LICENSED SUBJECT MATTER.

11.4.	IN NO EVENT WILL LICENSORS BE LIABLE FOR ANY INCIDENTAL, SPECIAL, OR CONSEQUENTIAL DAMAGES RESULTING FROM THE EXERCISE OF THIS LICENSE OR THE USE OF THE TECHNOLOGY, LICENSED SUBJECT MATTER, OR LICENSED PRODUCTS, INCLUDING, WITHOUT LIMITATION, FOR LOST PROFITS, LOST DATA, OR DOWNTIME, WHETHER OR NOT LICENSORS HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

11.5.	IN NO EVENT WILL LICENSORS' AGGREGATE LIABILITY TO LICENSEE OR ANY THIRD PARTY FOR ANY CLAIMS, LOSSES, INJURIES, SUITS, DEMANDS, JUDGMENTS, LIABILITIES, COSTS, EXPENSES, OR DAMAGES, FOR ANY CAUSE WHATSOEVER (INCLUDING, BUT NOT LIMITED TO, THOSE ARISING OUT OF OR RELATED TO THIS AGREEMENT), AND REGARDLESS OF THE FORM OF ACTION OR LEGAL THEORY, EXCEED THE FEES RECEIVED BY LICENSORS FROM LICENSEE PURSUANT TO THIS AGREEMENT. LIMITATIONS OF LIABILITY REFLECT THE ALLOCATION OF RISK BETWEEN THE PARTIES. THE LIMITATIONS SPECIFIED IN THIS ARTICLE 11 WILL SURVIVE AND APPLY EVEN IF ANY LIMITED REMEDY SPECIFIED IN THIS AGREEMENT IS FOUND TO HAVE FAILED OF ITS ESSENTIAL PURPOSE.

11.6.	THIS AGREEMENT DOES NOT CONFER BY IMPLICATION, ESTOPPEL, OR OTHERWISE ANY LICENSE OR RIGHTS TO ANY OTHER LICENSOR PROPERTY OTHER THAN THOSE RIGHTS EXPRESSLY STATED HEREIN.

12.	ASSIGNMENT

12.1.	This Agreement and the license granted hereunder may not be assigned or transferred by Licensee without Licensors' prior written consent except in connection with the sale or other non-bankruptcy transfer of Licensee's business to which the license granted hereunder relates, or the merger of Licensee's business with another legal entity. Licensee will give Foundation at least thirty (30) days prior written notice of any assignment, transfer, or merger of Licensee's business to which the license granted hereunder relates, and will provide Foundation with documentation executed by the assignee or transferee that confirms their agreement to be bound by the terms and provisions of this Agreement.

12.2.	In the event of a bankruptcy of Licensee, assignment is permitted only to a party that can provide adequate assurance of future performance, including diligent development and sales of Licensed Product.

13.	OBLIGATIONS TO FEDERAL GOVERNMENT AND OTHER SPONSORS

13.1.	The Agreement may be subject to the rights of the United States Government, if any, resulting from any funding of the Inventions by the United States Government. This Agreement will also be subject to the rights of any other entities that may have contributed funding to development of the Inventions, if any. Licensee acknowledges that such rights, if applicable to Inventions, may reserve to the United States Government, a royalty-free, non-exclusive, non-transferable license to practice or have practiced on its behalf any government-funded Invention claimed within any associated patents or patent applications as well as other rights.

13.2.	Licensee agrees that any Patented Products leased or sold in the United States which are subject to the rights of the United States Government will be manufactured substantially in the United States, pursuant to 35 U.S.C. § 204.

14.	NON-USE OF NAMES

Except as required by law, Licensee agrees that it will not use Foundation's or PSRF's name or State University of New York, or Upstate Medical University, or The Pennsylvania State University, or any adaptation thereof (including trademarks, logos, and symbols associated therewith), or the names of the scientists, researchers, or others employed there at or therewith in any advertising, promotional, or sales literature without first obtaining Foundation's and/or PSRF's prior written consent in each case, or in the case of the names of such researchers, scientists, or employees, the prior written consent of the individuals, except that Licensee may state that it is a licensee of Foundation and PSRF.

15.	FOREIGN LAWS

When required by local or national law, Licensee will register this Agreement, pay all costs and legal fees connected therewith, and otherwise insure that the local and national laws affecting this Agreement are fully satisfied.

16.	COMPLIANCE WITH LAWS

16.1.	General Compliance. Licensee will ensure compliance with all applicable county, state, federal or foreign laws, rules, and regulations governing the production, use, marketing, sale, and distribution of Licensed Products, including by all Designees, Sublicensees, and the Affiliates of Licensee, Sublicensees and Designees.

16.2.	Export Control Laws. Licensee will, and Licensee will ensure that all their Designees, Sublicensees and Affiliates, comply with all U.S. laws and regulations controlling the export of certain commodities and technical data, including, without limitation, all export control regulations of the U.S. Department of Commerce and the International Traffic In Arms Regulations of the U.S. Department of State, subject to all exemptions and exclusions thereto. Among other things, these laws and regulations prohibit the export, or require a license for the export, of certain types of commodities and technical data to specified countries.

(a)	Licensee Export. Licensee will not knowingly, and Licensee will ensure that its Affiliates, and all Designees, Sublicensees and their Affiliates, will not knowingly, unless prior, written authorization is obtained from Licensors and in full compliance with all U.S. laws and regulations, export, directly or indirectly, to any restricted country: (i) any technical data received from Licensors under this Agreement; and (ii) any Licensed Product or technical data. Licensee shall be solely responsible for obtaining all licenses, permits, or authorizations as required from time to time by the U.S. and any other government for any such export or re-export. Licensors make no representation that an export license is or is not required, nor do Licensors make a representation that, ifrequired, a license will be issued by the U.S. Department of Commerce or other appropriate governmental entity.

(b)	Licensee Disclosure to Licensors. Licensee will not disclose or transfer any export controlled technology or technical data identified on any US export control list, including, but not limited to, the Commerce Control List (CCL) at 15 C.F.R. § 774 and the U.S. Munitions List (USML) at 22 C.F.R. §121. In the event Licensee intends to provide either Licensor with export controlled information, Licensee will inform such Licensor, in writing, thirty (30) days prior to the release of export controlled technology or technical data. Licensee agrees not to provide any export controlled information to a Licensor without the written authorization of that Licensor.

17.	CONFIDENTIALITY

17.1.	Confidential Information. As used in this Agreement, "Confidential Information" will mean confidential or proprietary information exchanged between the Parties hereunder and relating to the Technology or the performance of the obligations set forth herein, including without limitation: (i) written or other tangible information marked as confidential or proprietary; (ii) orally disclosed information that is identified as confidential and summarized in a notice delivered within thirty (30) days of the disclosure; and (iii) information that should reasonably be considered confidential under the context in which the disclosure is made (i.e., nonpublic patenting information and nonpublic infringement information).

17.2.	Confidentiality Obligations. Each Party agrees to: (i) maintain the other Parties' Confidential Information with the same level of care as it does its own valuable and sensitive information of a similar nature and, in any event, with not less than a reasonable degree of care; and (ii) not disclose another Party's Confidential Information to any other party, without the prior written consent of the disclosing Party. Each Party agrees to limit its use of the other Parties' Confidential Information to the purposes permitted by this Agreement. The obligation of confidentiality under this Section 17.2 shall continue for five (5) years from the expiration or termination of this Agreement.

17.3.	Exceptions. The obligations of a receiving Party under Section 17.2 will not apply to information that the receiving Party can demonstrate by appropriate documentation: (i) was in its possession at the time of disclosure and without restriction as to confidentiality; (ii) at the time of disclosure is generally available to the public or after disclosure becomes generally available to the public through no breach of agreement or other wrongful act by the receiving Party; (iii) has been received from a third party without restriction on disclosure and without breach of agreement or other wrongful act by the receiving Party unless the receiving Party should reasonably conclude that the information is Confidential Information; (iv) is independently developed by the receiving Party without regard to the Confidential Information of another Party; or (v) is required to be disclosed by law or order of a court of competent jurisdiction or regulatory authority; provided, however, the receiving Party shall: (a) give the disclosing Party, to the extent possible, advance notice prior to disclosure so the disclosing Party may contest the disclosure or seek a protective order; and (b) limit the disclosure to the minimum Confidential Information that is legally required to be disclosed.

17.4.	Injunctive Relief. The Parties agree that the breach, or threatened breach, of any of the confidentiality provisions of this Article 17 may cause irreparable harm without adequate remedy at law. Upon any such breach or threatened breach, Licensee or Licensors will be entitled to seek injunctive relief to prevent any other Party from commencing or continuing any action constituting such breach, without having to post a bond or other security and without having to prove the inadequacy of other available remedies. Nothing in this Section will limit any other remedy available to any Party.

18.	MISCELLANEOUS

18.1.	Governing Law. This Agreement will be construed, governed, interpreted and applied in accordance with the laws of the State of New York without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of New York, except that questions affecting the construction and effect of any patent will be determined by the law of the country in which the patent was granted. The Parties consent to the exclusive personal jurisdiction of the state and federal courts of the State of New York and irrevocably waive any and all rights any such Party may now or hereafter have to object to such jurisdiction or the convenience of the forum.

18.2.	Entire Agreement. This Agreement, including any Exhibits or attachments hereto, embodies the entire agreement and understanding among the Parties to this Agreement and supersedes all prior agreements and understandings relating to the subject matter of this Agreement. Except as specified in Sections 4.5, 4.7, 6.5 and 10.2 (b), none of the terms or provisions of this Agreement may be altered, modified, or amended except by the execution of a written instrument signed by the Parties hereto.

18.3.	Severability. The provisions of this Agreement are severable, and in the event that any provisions of this Agreement are determined to be invalid or unenforceable under any controlling body of law, such invalidity or unenforceability will not in any way affect the validity or unenforceability of the remaining provisions hereof.

18.4.	No Third-Party Beneficiaries. Except as expressly set forth herein, the Parties hereto agree that there are no third-party beneficiaries of any kind to this Agreement.

18.5.	Construction. All Parties contributed equally to the drafting of all parts of this Agreement and agree to all of the terms herein. All Parties reviewed this Agreement thoroughly prior to execution.

18.6.	Notices. All notices, requests, consents, and other communications to be provided under this Agreement must be in writing and will be delivered electronically (e.g., email or facsimile), in person or sent overnight delivery by a nationally recognized courier or by certified or registered mail, return receipt requested, to the addresses provided below, and will be deemed to have been given when hand delivered, one (1) day after mailing when mailed by overnight courier, five (5) days after mailing by registered or certified mail, or upon confirmation of receipt of an electronic delivery by recipient.

If to Licensee, to:

Quadrant Biosciences Inc.

505 Irving Avenue, Suite 3100AB

Syracuse, NY 13210

Email: Richard.Uhlig@QuadrantBiosciences.com

If to Foundation, to:

Office of Technology Transfer SUNY

Upstate Medical University 750 East

Adams St.

Syracuse, NY 13210

Attn: Director

Email: techtransfer@upstate.edu

If to PSRF, to:

The Penn State Research Foundation c/o

Office of Technology Management 113

Technology Center

University Park, PA 16802

Email: otminfo@psu.edu

18.7.	No Waiver. No waiver by any Party hereto of any breach or default of any of the covenants or agreements herein set forth will be deemed a waiver as to any subsequent or similar breach or default. The pursuit by any Party of any remedy to which it is entitled at any time or continuation of the Agreement despite a breach by any other Party shall not be deemed an election of remedies or waiver of the right to pursue any other remedies to which it may be entitled.

18.8.	Patent Marking. As required by law, Licensee will mark, and will cause all Designees, Sublicensees and their Affiliates to mark, all Patented Products that are manufactured or sold under this Agreement with: (i) the number of each issued patent under the Patent Rights that applies to such Patented Product; or (ii) the word 'patent' or the abbreviation 'pat.' together with an address of a posting on the Internet, accessible to the public without charge for accessing such address, that associates such Patented Product with the number of the issued patent under the Patent Rights.

18.9.	Independent Parties. This Agreement will not be construed as creating a relationship of employment, agency, partnership, joint venture, or any other form of legal association between Licensee and either Licensor. The relationship between the Parties shall never be construed to be that of employer-employee. No Party has any power to bind another Party or to assume or to create any obligation or responsibility on behalf of another Party or in another Party's name.

18.10.	Force Majeure. No Party will be liable for failure or delay of fulfillment of all or part of this Agreement, directly or indirectly owing to acts of nature, governmental orders or restriction, war, warlike conditions, revolution, riot, looting, strike, lockout, fire, flood, or any other cause or circumstances beyond the Party's control.

18.11.	Headings. The headings of the articles and sections are inserted for convenience of reference only, and are not intended to influence the interpretation of this Agreement.

18.12.	Counterparts and Signatures. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Further, any Party's signature to a copy of this Agreement will be deemed a signature to, and may be attached to, any other identical copy of the Agreement. Facsimile or electronic signatures will be as binding and effective as original signatures, and the Parties hereby waive any right to challenge the admissibility or authenticity of this document in a court of law based solely on the absence of an original signature. This Agreement is not binding on the Parties until it has been signed below on behalf of each Party.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives.

QUADRANT BIOSCIENCES INC.		THE RESEARCH FOUNDATION FOR THE STATE UNIVERSITY OF NEW YORK

By:	/s/ Richard Uhlig	By:	/s/ Scott Macfarlane
Richard Uhlig		Scott Macfarlane
Title: Founder and CEO		Title: Director, Technology Transfer
Date: March 28, 2018		Date: March 28, 2018

THE PENN STATE RESEARCH FOUNDATION (PSRF)

By:	/s/ David Branigan
Name: David Branigan
Title: Treasurer
Date: April 5, 2018

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